Contact

www.linkedin.com/in/danny-abla
(LinkedIn)
www.pin-pay.com (Company)

Top Skills

Start-ups
Business Strategy
Entrepreneurship

Languages

French (Full Professional)
Arabic (Full Professional)
English (Full Professional)

Certifications

Series 63
Series 55
Series 7

Honors-Awards

Best Inventive Marketing Campaign

Danny Abla

Founder at PuraVida | Fintech Expert | Part-time DJ | ♥# Full-time Dad… (and husband)
Dubai, United Arab Emirates

Summary

Problem solver... very passionate about how technology and its adaptions can improve our daily life.

Top 50 Fintech Influencers in the Middle East
Growth hacker and product specialist with 15+ years experience across technology and e-commerce in the US and MENA.
Serial entrepreneur with an obsession for delivering great customer experiences: Founded my first startup in 2008, PinPay, a mobile payment platform and sold it 5 years later. Founded Shoop in 2014, an online marketplace for local shops to compete with eCommerce.

Currently building my 3rd company - Bankiom - a challenger bank for millennials and mobile natives

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Experience

PuraVida
Founder / CEO
January 2024 - Present (3 months)

Bankiom
Founder / CEO
April 2020 - Present (4 years)
Dubai, United Arab Emirates

Bankiom is a digital bank for millennials and mobile natives looking to open a current account and get a debit card on their phones... in 3 minutes or less!

MORPHish
Founder
January 2017 - February 2020 (3 years 2 months)
Dubai, United Arab Emirates

MORPHISH is a consulting firm for the digital age. We help companies design, develop and launch products that users actually want! Once that is done, we grow your customer base through our growth hacking arm
MORPHISH is also a funding platform for customer acquisition... a friendly VC for entrepreneurs with exciting ideas.
We have as sweet spot for companies we have already advised - kinda like putting our money where our mouth is!

Arab Financial Services
Director of Fintech Ecosystem & Innovation
February 2018 - December 2018 (11 months)
Dubai, United Arab Emirates

At AFS, we are building a fintech ecosystem that constantly delivers innovative solutions to our partner banks.
If you believe that you have a great solution in the fintech space, please feel free to reach out so we can collaborate together

Rider Technologies
Founder
January 2014 - March 2017 (3 years 3 months)
Dubai, United Arab Emirates

Rider Tech is a player in the urban mobility space. We are constantly working hard to improve your experience while going from point A to point B.
Our services range from on-demand fleet, airport pick-up & drop-offs to a car rental platform with the most competitive prices.

Shoop Inc.
Founder
August 2013 - December 2016 (3 years 5 months)
Greater New York City Area

Shoop is a search engine for offline retail. We want our users to be able to search for products in their area like they do when searching on amazon.

• Founded first marketplace that provides tools for offline retailers to compete with online commerce.
• Developed mobile applications (iOS/Android), merchant portal and ecommerce platform (beta testing).

PinPay sal

Founder - CEO
September 2008 - February 2013 (4 years 6 months)

PinPay is a start-up in the mobile payment space. PinPay was one of the
pioneers in launching mobile payments back in 2008.

• Founded first mobile payment platform in MENA; sold company to Bank Audi
in 2013 for $6M.
• Integrated highly secure platform with banking platforms, credit card
gateways and mobile wallets.
• Won GSMA award for best launch in 2011.

Universal Parkmeters
COO
April 2005 - August 2006 (1 year 5 months)

- Launched a turnkey project of 7,200 parkmeters covering the area of Greater
Beirut on behalf of the Government of Lebanon as part of a WorldBank
initiative to improve transportation in Lebanon

Genesys Trading
Equity Trader
December 2002 - February 2005 (2 years 3 months)
New York - Los Angeles

Stock Trader: Holder of Series 7, Series 55 and Series 63

www.bizrate.com
Intern
June 2001 - August 2001 (3 months)

I had the critical position of making sure that everyone on my team is provided
with good coffee :)

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Education

University of California, Irvine
MBA, Technology and Finance · (2000 - 2002)

American University of Beirut
Bachelor of Architecture (B.Arch.), Architecture and Urban
Planning · (1991 - 1997)